SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Ranger Energy Services, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

75282U104

(CUSIP Number)

David Oestreicher, Esq.

T. Rowe Price Associates, Inc.

100 East Pratt Street - 13th Floor

Baltimore, Maryland 21202

(410) 345-2000

Michael R. Patrone, Esq.

Goodwin Procter LLP

620 Eighth Avenue

New York, NY 10011

(212) 756-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75282U104	SCHEDULE 13D	Page 2 of 13

1	NAME OF REPORTING PERSON T. ROWE PRICE ASSOCIATES, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 313,749 shares of Class A Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,363,569 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,363,569 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%*
14	TYPE OF REPORTING PERSON IA

*	Assumes no conversion of the Issuer’s other securities into Class A Common Stock.

CUSIP No. 75282U104	SCHEDULE 13D	Page 3 of 13

1	NAME OF REPORTING PERSON T. ROWE PRICE SMALL-CAP VALUE FUND, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,049,820 shares of Class A Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,049,820 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%*
14	TYPE OF REPORTING PERSON IV

*	Assumes no conversion of the Issuer’s other securities into Class A Common Stock.

CUSIP No. 75282U104	SCHEDULE 13D	Page 4 of 13

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of class A common stock, $0.01 par value per share (the “Class A Common Stock”), of Ranger Energy Services, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 800 Gessner, Suite 1000, Houston, Texas 77024.

Item 2.	IDENTITY AND BACKGROUND

(a)

This statement is filed by T. Rowe Price Associates, Inc., a Maryland corporation (“T. Rowe Price Associates”) and T. Rowe Price Small-Cap Value Fund, Inc., a Maryland corporation (“T. Rowe Price Small-Cap Value” and, together with T. Rowe Price Associates, the “Reporting Persons”).

Set forth in the attached Schedule A-1 and Schedule A-2 and incorporated herein by reference is a listing of the information, including name, principal place of business, and citizenship, concerning each executive officer and director of the Reporting Persons (collectively, the “Covered Persons”) as required by Instruction C of Schedule 13D. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	The address of the business office of the Reporting Persons is 100 E. Pratt Street, Baltimore, Maryland 21202.

(c)

T. Rowe Price Associates is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and is engaged in the business of rendering investment advisory and sub-advisory services to investment companies (the “Funds”) registered under the Investment Company Act of 1940, as amended, as well as to individually managed accounts for institutional and other clients (the “Accounts”). T. Rowe Price Small-Cap Value is registered as an investment company under the Investment Company Act of 1940, as amended. T. Rowe Price Small-Cap Value seeks long-term capital growth by investing primarily in small companies whose common stocks are believed to be undervalued.

(d)

Neither the Reporting Persons, nor, to the best of its knowledge, any Covered Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Neither the Reporting Persons, nor, to the best of its knowledge, any Covered Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each Reporting Person is a Maryland corporation. The citizenship of each Covered Person is set forth on Schedule A-1 and Schedule A-2 and incorporated herein by reference.

CUSIP No. 75282U104	SCHEDULE 13D	Page 5 of 13

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 1,363,569 shares of Class A Common Stock reported herein are held on behalf of Funds and Accounts managed by the Reporting Persons on a discretionary basis and were acquired by the Reporting Persons for the aggregate purchase price of $17,888,210.39 including brokerage commissions using the cash reserves of the respective Funds and Accounts.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the shares of Class A Common Stock reported herein for investment purposes in the ordinary course of business. The Reporting Persons acquired such shares of Class A Common Stock because it believed that the shares of Class A Common Stock reported herein, when purchased, represented an attractive investment opportunity.

CSL Capital Management, L.P. (“CSL”) had been in touch with T. Rowe Price Associates to discuss T. Rowe Price Associates’ investment in the Issuer and potential strategic alternatives involving the Issuer. While representatives of T. Rowe Price Associates advised CSL that T. Rowe Price Associates viewed itself as a passive investor in the Issuer’s stock, after further discussions with CSL, including CSL communicating to T. Rowe Price Associates that it was interested in acquiring all of the issued and outstanding publicly held shares of the Issuer’s Class A Common Stock, T. Rowe Price Associates determined that it was interested in supporting a proposed transaction with CSL and the Issuer. On March 12, 2020, T. Rowe Price Associates delivered a non-binding indication of support to CSL (the “Rollover Letter”) to participate in the transaction (subject to certain conditions) by rolling over the Class A Common Stock held by the Reporting Persons and their affiliated Accounts and Funds in connection with the proposed transaction, which is filed as Exhibit 1 hereto and is incorporated by reference in its entirety into this Item 4.

On the evening of March 12, 2020, CSL and Bayou Well Holdings Company, LLC (together, the “Offering Parties”) informed T. Rowe Price Associates that the Offering Parties had delivered a non-binding offer (the “Offer Letter”) to the Issuer to acquire all of the issued and outstanding publicly held shares of Class A Common Stock of the Issuer that are not directly owned by the Offering Parties and certain other holders (including certain Funds and Accounts) in exchange for $6.00 in cash for each such share of Class A Common Stock.

There can be no assurance that any discussions that may occur with the Issuer with respect to the offer contained in the Offer Letter and/or the Rollover Letter will result in the entry into a definitive agreement concerning a transaction or, if such a definitive agreement is reached, will result in the consummation of a transaction provided for in such definitive agreement. Discussions concerning a transaction may be terminated at any time and without prior notice. Entry into a definitive agreement concerning a transaction and the consummation of any such transaction is subject to a number of contingencies that are beyond the control of the Offering Parties and T. Rowe Price Associates, as applicable, including the satisfactory completion of due diligence, the approval of an independent special committee of the Issuer’s board of directors, the informed approval by a majority of the disinterested Issuer stockholders, and the satisfaction of any conditions to the consummation of a transaction set forth in any such definitive agreement.

CUSIP No. 75282U104	SCHEDULE 13D	Page 6 of 13

Except as may be required by law, the Reporting Persons do not intend to disclose developments with respect to the foregoing unless and until the Issuer’s board of directors and the Offering Parties have approved a specific transaction, if any, and the Offering Parties and the Issuer have then entered into a definitive agreement to effect such transaction. The foregoing is not intended to limit the matters previously disclosed in Item 4 of this Schedule 13D.

Each Reporting Person reserves the right to change its intention with respect to any or all of the matters required to be disclosed in this Item 4.

CUSIP No. 75282U104	SCHEDULE 13D	Page 7 of 13

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)

The aggregate number of shares of Class A Common Stock to which this Schedule 13D relates is 1,363,569 shares of Class A Common Stock held as of the close of business on February 26, 2020, constituting approximately 15.7% of the outstanding Class A Common Stock. The percentages used in this Schedule 13D are calculated based upon 8,632,788 shares of Class A Common Stock reported to be outstanding as of February 26, 2020, as reported on the Issuer’s annual report on Form 10-K for the fiscal year ended December 31, 2019, filed by the Issuer with the Securities and Exchange Commission on February 28, 2020.

(b)

See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Class A Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the Class A Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule B hereto and is incorporated by reference herein.

(d)

The Reporting Persons do not serve as custodian of the assets of any of the Accounts; accordingly, in each instance only the Account or the Accounts custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, the shares of Class A Common Stock held for the benefit of such Account. The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds of the sale of, shares of Class A Common Stock is vested in each Account.

With respect to the shares of Class A Common Stock owned by the Funds, the Funds custodians, as appointed by the Funds board of directors, have the right to receive dividends paid with respect to, and proceeds from the sale of, such shares on behalf of the Funds. No other person is known to have such right or the right to direct receipt of dividends paid with respect to, or the proceeds of the sale of, such shares, except that the shareholders of each Fund participate proportionately in any dividends and distributions so paid.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information provided or incorporated by reference in Item 4 is hereby incorporated herein by reference.

CUSIP No. 75282U104	SCHEDULE 13D	Page 8 of 13

Item 7.	EXHIBITS

Exhibit	Description

Exhibit 1	Rollover Letter, dated March 12, 2020.

CUSIP No. 75282U104	SCHEDULE 13D	Page 9 of 13

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 18, 2020

T. ROWE PRICE ASSOCIATES, INC.

/s/ David Oestreicher
Name: David Oestreicher
Title: Vice President

T. ROWE PRICE SMALL-CAP VALUE FUND, INC.

/s/ David Oestreicher
Name: David Oestreicher
Title: Executive Vice President

CUSIP No. 75282U104	SCHEDULE 13D	Page 10 of 13

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: March 18, 2020

T. ROWE PRICE ASSOCIATES, INC.

/s/ David Oestreicher
Name: David Oestreicher
Title: Vice President

T. ROWE PRICE SMALL-CAP VALUE FUND, INC.

/s/ David Oestreicher
Name: David Oestreicher
Title: Executive Vice President

CUSIP No. 75282U104	SCHEDULE 13D	Page 11 of 13

Schedule A-1

EXECUTIVE OFFICERS AND DIRECTORS OF THE COVERED PERSONS

Set forth below are the names and principal occupation or employment of the executive officers and directors of the Covered Persons. Except as otherwise noted below, the business address of each such Executive Officer and Director of T. Rowe Price Associates is c/o T. Rowe Price Associates, Inc., 100 East Pratt Street, Baltimore, Maryland 21202. Each of the Executive Officers and Directors of T. Rowe Price Associates is a United States citizen.

REPORTING PERSON

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Board of Directors
David Oestreicher	Director & Vice President
Robert W. Sharps	Director & Vice President
William J. Stromberg	Director, Chairman of the Board & President

Executives*
John R. Gilner	Chief Compliance Officer
David Oestreicher	Secretary
Timothy S. Dignan	Treasurer
Jessica M. Hiebler	Controller

*	In addition to the listed Executive Officers, approximately 1,265 employees of T. Rowe Price Associates are Vice Presidents of the firm.

CUSIP No. 75282U104	SCHEDULE 13D	Page 12 of 13

Schedule A-2

EXECUTIVE OFFICERS AND DIRECTORS OF THE COVERED PERSONS

Set forth below are the names and principal occupation or employment of the executive officers and directors of the Covered Persons. Except as otherwise noted below, the business address of each such Executive Officer and Director of T. Rowe Price Small-Cap Value is c/o T. Rowe Price Small-Cap Value Fund, Inc., 100 East Pratt Street, Baltimore, Maryland 21202. Each of the Executive Officers and Directors of T. Rowe Price Small-Cap Value is a United States citizen.

REPORTING PERSON

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Board of Directors
Robert J. Gerrard Jr.	Director & Chairman of the Board
Teresa Bryce Bazemore	Director
Ronald J. Daniels	Director
Bruce W. Duncan	Director
Paul F. McBride	Director
David Oestreicher	Director
Cecilia E. Rouse	Director
John G. Schreiber	Director
Robert W. Sharps	Director

Executives*
John David Wagner	President
John R. Gilner	Chief Compliance Officer
Darrell N. Braman	Secretary
Alan S. Dupski	Treasurer

* In addition to the listed Executive Officers, approximately 16 employees of T. Rowe Price Associates are Vice Presidents of T. Rowe Small-Cap Value.

CUSIP No. 75282U104	SCHEDULE 13D	Page 13 of 13

Schedule B

TRANSACTIONS IN CLASS A COMMON STOCK BY THE REPORTING PERSONS

The following table sets forth all transactions in the Class A Common Stock effected by the Reporting Persons in the past sixty days. All such transactions were effected in the open market through a broker and all prices per share exclude commissions. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Class A Common Stock sold at each separate price.

Reporting Person	Trade Date	Shares Purchased (Sold)	Price Per Share ($)
T. Rowe Price Associates, Inc.	1/17/2020	1,500	7.1500000
T. Rowe Price Associates, Inc.	2/7/2020	2,223	6.9758000